Exhibit 99.1

Telesat Reports Results for the Quarter and Nine Months Ended September 30, 2022

OTTAWA, CANADA - November, 8, 2022 – Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three and nine-month periods ended September 30, 2022. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

“We remain on track to outperform the financial guidance we gave at the outset of this year and are pleased with our performance year to date,” commented Dan Goldberg, Telesat’s President and CEO. “Our revenue and Adjusted EBITDA1 are, as anticipated, lower relative to the prior period as a result principally of the reduction in a North American direct-to-home television customer contract renewal earlier in the year. Telesat’s business continued to generate strong cash flow, ending the quarter with $1.7 billion in cash. We also delivered industry-leading Adjusted EBITDA margins1, maintained high capacity utilization and have a substantial contractual backlog of $1.9 billion.”

Goldberg added: “In the quarter we progressed discussions with our suppliers and financing sources on Telesat Lightspeed, our revolutionary planned Low Earth Orbit satellite constellation. We continue to believe that we will have greater clarity on the financing of the program around year end and that Telesat Lightspeed represents a transformative growth opportunity for the company and a highly compelling value proposition for the communications enterprise user community.”

For the quarter ended September 30, 2022, Telesat reported consolidated revenue of $180 million, a decrease of 6% ($12 million) compared to the same period in 2021. When adjusted for changes in foreign exchange rates, revenue declined 8% ($16 million) compared to 2021. The revenue decrease was primarily due to a reduction on renewal of a long-term agreement with a North American DTH customer and, to a lesser extent, revenue from short-term services provided to another satellite operator in 2021 that did not recur in 2022. This was partially offset by higher revenue from mobility customers and the NASA Communications Services Project (CSP) program.

Operating expenses for the third quarter were $56 million, a decrease of 7% ($4 million) from the same period in 2021. When adjusted for changes in foreign exchange rates, operating expenses decreased by 8% ($5 million) compared to 2021. The decrease was primarily due to lower non-cash share-based compensation, partially offset by higher wages, and higher consulting costs associated with the NASA CSP program.

Adjusted EBITDA1 for the third quarter was $137 million, a decrease of 12% ($19 million) or, when adjusted for foreign exchange rates, a decrease of 14% ($22 million). The Adjusted EBITDA margin1 was 76.0%, compared to 81.1% in the same period in 2021.

Telesat’s net loss for the third quarter was $229 million, compared to a net loss of $52 million for the third quarter of 2021. The negative variation of $176 million was principally due to a higher non-cash foreign exchange loss arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars compared to the same period in the prior year. This loss was primarily a result of the U.S. dollar strengthening to a greater degree in the three-months ended September 30, 2022 compared to the same period in the prior year.

For the nine-month period ended September 30, 2022, Telesat reported consolidated revenue of $552 million, a decrease of 3% ($18 million) compared to the same period in 2021. When adjusted for changes in foreign exchange rates, revenue declined 5% ($26 million) compared to 2021. The revenue decrease was primarily due to a reduction on renewal of a long-term agreement with a North American DTH customer and, to a lesser extent, revenue from short-term services provided to another satellite operator in 2021 that did not recur in 2022. This was partially offset by higher revenue from mobility customers and higher revenue associated with the Defense Advanced Research Projects Agency (DARPA) and NASA CSP programs.

Operating expenses for the nine-month period ended September 30, 2022 were $179 million, an increase of $14 million from 2021. When adjusted for changes in foreign exchange rates, operating expenses increased by $13 million compared to 2021. The increase was primarily due to higher non-cash share-based compensation issued in 2021 and 2022, combined with higher wages and higher expenses (including insurance) associated with becoming a public company. This was partially offset by the impact of accelerated expense recognition from stock options cancelled in the second quarter of 2021.

Adjusted EBITDA1 for the nine-month period was $429 million, a decrease of 6% ($27 million) or, when adjusted for foreign exchange rates, a decrease of 7% ($34 million). The Adjusted EBITDA margin1 was 77.6%, compared to 79.9% in the same period in 2021.

For the nine-months ended September 30, 2022, Telesat’s net loss was $172 million, compared to net income of $42 million for the same period in 2021. The negative variation of $215 million was principally due to a non-cash foreign exchange loss compared to a non-cash foreign exchange gain for the same period in the prior year, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars primarily as a result of the U.S. dollar strengthening in the nine-months ended September 30, 2022 as opposed to weakening in the same period in the prior year. This loss was partially offset by a gain on extinguishment of debt.

2022 Financial Outlook

●	Telesat continues to expect its full year 2022 revenues (assuming a foreign exchange rate of US$1 = C$1.30) to be between $740 million and $750 million.

●	Telesat continues to expect its Adjusted EBITDA[1] (assuming a foreign exchange rate of US$1 =C$1.30) to be between $545 million and $560 million in 2022.

●	For 2022, Telesat now expects its cash flows used in investing activities to be in the range of US$50 million to US$75 million. (Previously between US$100 million to US$120 million). Once Telesat has finalized arrangements around the construction and financing of its Telesat Lightspeed program, it will provide a further update on the anticipated capital expenditures for the year.

Business Highlights

▲	At September 30, 2022:

-	Telesat had contracted backlog[2] for future services of approximately $1.9 billion (excluding contractual backlog associated with Telesat Lightspeed).

-	Fleet utilization was 87%.

Telesat’s quarterly report on Form 6-K for the quarter ended September 30, 2022, has been filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

Conference Call

Telesat has scheduled a conference call on Tuesday, November 8, 2022, at 10:30 a.m. ET to discuss its financial results for the three and nine-month periods ended September 30, 2022. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 806 5484. Callers outside of North America should dial +1 416 340 2217. The access code is 8658330 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (“Telesat”) and the name of the moderator (Michael Bolitho).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/v6s2ijbt. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on November 8, 2022 until 11:59 p.m. ET on November 22, 2022. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 2773597 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (“LEO”) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on Twitter, LinkedIn, or visit www.telesat.com.

Contacts:

Investor Relations

Hugh Harley	Michael Bolitho
+1 613 748 8424	+1 613 748 8828
ir@telesat.com	ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2022 and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “planned,” “believe”, “opportunity”, ”finalized” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation, risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the impact of COVID-19 on Telesat Corporation’s business and the economic environment; the ability to deploy successfully an advanced global LEO satellite constellation, and the timing of any such deployment; the availability of government and/or other funding for the LEO satellite constellation; the receipt of proceeds in relation to the re-allocation of C-band spectrum; volatility in exchange rates; the ability to expand Telesat Corporation’s existing satellite utilization; and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2021, that was filed on March 18, 2022, and the Form 6-K for the three and six month periods ended June 30, 2022 that was filed on August 5, 2022, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedar.com.

Unaudited Interim Condensed Consolidated Statements of Income (Loss)
For the periods ended September 30,

	Three months		Nine months
(in thousands of Canadian dollars, except per share amounts)	2022	2021(4)	2022	2021(4)
Revenue	$180,102	$192,335	$552,485	$570,715
Operating expenses	(55,738)	(60,011)	(179,028)	(165,423)
Depreciation	(46,269)	(50,663)	(142,064)	(153,402)
Amortization	(3,758)	(3,988)	(11,204)	(12,051)
Other operating gains (losses), net	53	(30)	—	(777)
Operating income	74,390	77,643	220,189	239,062
Interest expense	(56,278)	(50,691)	(154,452)	(139,153)
Gain on extinguishment of debt	—	—	106,916	—
Interest and other income	7,321	1,013	10,561	2,786
Gain (loss) on changes in fair value of financial instruments	(321)	971	4,314	(20,357)
Gain (loss) on foreign exchange	(249,155)	(68,411)	(311,842)	7,343
Income (loss) before tax	(224,043)	(39,475)	(124,314)	89,681
Tax (expense) recovery	(4,669)	(12,764)	(48,143)	(47,591)
Net income (loss)	$(228,712)	$(52,239)	$(172,457)	$42,090

Net income (loss) attributable to:
Telesat Corporation shareholders	$(58,552)	$(52,239)	$(46,517)	$42,090
Non-controlling interest	(170,160)	—	(125,940)	—
	$(228,712)	$(52,239)	$(172,457)	$42,090

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$(4.69)	$(1.05)	$(3.81)	$0.85
Diluted	$(4.69)	$(1.05)	$(3.81)	$0.83

Total Weighted Average Common Shares Outstanding
Basic	12,489,993	49,546,940	12,210,018	49,546,775
Diluted	12,489,993	49,546,940	12,210,018	50,987,898

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	September 30, 2022	December 31, 2021(4)
Assets
Cash and cash equivalents	$1,675,041	$1,449,593
Trade and other receivables	51,728	122,698
Other current financial assets	523	861
Current income tax recoverable	16,052	3,219
Prepaid expenses and other current assets	64,636	41,064
Total current assets	1,807,980	1,617,435
Satellites, property and other equipment	1,411,618	1,429,688
Deferred tax assets	50,950	46,187
Other long-term financial assets	12,855	16,348
Long-term income tax recoverable	15,117	12,277
Other long-term assets	29,754	31,254
Intangible assets	762,834	762,659
Goodwill	2,446,603	2,446,603
Total assets	$6,537,711	$6,362,451

Liabilities
Trade and other payables	$38,512	$54,628
Other current financial liabilities	70,109	36,647
Income taxes payable	892	5,622
Other current liabilities	91,525	85,058
Total current liabilities	201,038	181,955
Long-term indebtedness	3,928,018	3,792,597
Deferred tax liabilities	282,991	296,318
Other long-term financial liabilities	21,837	23,835
Other long-term liabilities	353,159	371,453
Total liabilities	4,787,043	4,666,158

Shareholders’ Equity
Share capital	44,724	42,841
Accumulated earnings	320,785	350,029
Reserves	86,467	22,804
Total Telesat Corporation shareholders’ equity	451,976	415,674
Non-controlling interest	1,298,692	1,280,619
Total shareholders’ equity	1,750,668	1,696,293
Total liabilities and shareholders’ equity	$6,537,711	$6,362,451

Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30

(in thousands of Canadian dollars)	2022	2021 (4)
Cash flows from operating activities
Net income (loss)	$(172,457)	$42,090
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	142,064	153,402
Amortization	11,204	12,051
Tax expense (recovery)	48,143	47,591
Interest expense	154,452	139,153
Interest income	(10,985)	(3,197)
(Gain) loss on foreign exchange	311,842	(7,343)
(Gain) loss on changes in fair value of financial instruments	(4,314)	20,357
Share-based compensation	55,460	50,178
(Gain) loss on disposal of assets	—	777
Gain on extinguishment of debt	(106,916)	—
Deferred revenue amortization	(48,232)	(49,488)
Pension expenses	5,694	6,044
Other	(792)	(1,953)
Income taxes paid, net of income taxes received	(81,821)	(71,644)
Interest paid, net of interest received	(113,492)	(87,213)
Operating assets and liabilities	(28,832)	(2,753)
Net cash from operating activities	161,018	248,052
Cash flows generated from (used in) investing activities
Satellite programs	(22,820)	(97,131)
Purchase of property and other equipment	(23,462)	(25,120)
Purchase of intangible assets	(27)	—
C-band clearing proceeds	64,651	—
Net cash generated from (used in) investing activities	18,342	(122,251)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	—	619,900
Payment of debt issue costs	—	(6,834)
Repayment of indebtedness	(97,234)	—
Payments of principal on lease liabilities	(1,804)	(1,780)
Satellite performance incentive payments	(5,064)	(5,092)
Proceeds from exercise of stock options	—	16
Government grant received	15,921	—
Net cash (used in) generated from financing activities	(88,181)	606,210

Effect of changes in exchange rates on cash and cash equivalents	134,269	8,249

Changes in cash and cash equivalents	225,448	740,260
Cash and cash equivalents, beginning of period	1,449,593	818,378
Cash and cash equivalents, end of period	$1,675,041	$1,558,638

Telesat’s Adjusted EBITDA margin(1):

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of Canadian dollars) (unaudited)	2022	2021(4)	2022	2021(4)
Net income (loss)	$(228,712)	$(52,239)	$(172,457)	$42,090
Tax expense (recovery)	4,669	12,764	48,143	47,591
(Gain) loss on changes in fair value of financial instruments	321	(971)	(4,314)	20,357
(Gain) loss on foreign exchange	249,155	68,411	311,842	(7,343)
Interest and other income	(7,321)	(1,013)	(10,561)	(2,786)
Interest expense	56,278	50,691	154,452	139,153
Gain on extinguishment of debt	—	—	(106,916)	—
Depreciation	46,269	50,663	142,064	153,402
Amortization	3,758	3,988	11,204	12,051
Other operating (gains) losses, net	(53)	30	—	777
Non-recurring compensation expenses(3)	2	39	2	374
Non-cash expense related to share-based compensation	12,597	23,590	55,460	50,177
Adjusted EBITDA	$136,963	$155,953	$428,919	$455,843

Revenue	$180,102	$192,335	$552,485	$570,715
Adjusted EBITDA Margin	76.0%	81.1%	77.6%	79.9%

End Notes

[1]	The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

[2]	Remaining performance obligations, which Telesat refers to as contracted revenue backlog (‘‘backlog’’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

[3]	Includes severance payments and special compensation and benefits for executives and employees.

[4]	2021 balances were adjusted to take into account the retroactive impact of the change in accounting policy associated with the capitalization of software as a service arrangements. In addition, a formal valuation of restricted share units in the fourth quarter of 2021 resulted in an increase in compensation and employee benefits of $6.9 million and $9.5 million in the second and third quarter of 2021, respectively. For additional details, refer to Note 3 and Note 6 of the financial statements included in the Telesat’s quarterly report on Form 6-K for the quarter ended September 30, 2022, which has been filed with the SEC and at the SEDAR, and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedar.com.